[redacted]

11015272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
JAN 03 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue Suite 410
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Gonzalez (212) 644-6440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Gonzalez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc., as of Ocotber 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

30 DEC 2010

Notary Public

GREGORY C KASPROWICZ
Notary Public - State of New York
No. 01KA6218172
Qualified in Kinge County
My Commission Expires March 01, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

December 23, 2010

Board of Directors
GWM Group, Inc.
410 Park Avenue Suite 410
New York , NY 10022

I have audited the accompanying balance sheet of GWM Group, Inc. , as of October 31, 2010, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of GWM Group, Inc. as of October 31, 2010, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or IIA of the focus report as required under Rule 15c3-1.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2010

ASSETS

CURRENT ASSETS		
Cash In Bank - Business Advantage	$	6,961.04
Cash in Bank - Business Maxmizer		0.02
Cash in Bank - Business Economy		10.00
NFS - Depoist		100,000.00
NFS - Consolidated		134,677 10
Cash in Bank - Southwest		10,922.88
Interactive Brokers		39,427.84
Investments		32,720.00
Allowance for Mark to Market		640.00
Accounts Receivable		29,244.86
Total Current Assets		354,603.74
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	354,603.74

GWM Group, Inc.
BALANCE SHEET
As of October 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 1,247.26
Commission Payable	165,344.66
Total Current Liabilities	166,591.92
LONG-TERM LIABILITIES	
Total Liabilities	166,591.92
STOCKHOLDERS' EQUITY	
Capital Stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued, 665 outstanding	665.00
Paid in Excess	106,191.00
Retained Earnings	94,117.82
	200,973.82
Less: Cost of Treasury Stock	(12,962.00)
Total Stockholders' Equity	188,011.82
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 354,603.74

GWM Group, Inc.
STATEMENT OF INCOME

		12 Months Ended October 31, 2010
Revenues		
Commissions Earned	$	1,190,826.88
Mark to Market		640.00
Unrealized Gains (Losses)		(3,460.00)
Interest Income		40,370.71
Total Revenues		1,228,377.59
Operating Expenses		
Employee compensation and ben		916,541.52
Floor brokerage, exchange, and c		9,235.44
Communications and data proces		134,076.71
Interest and dividends		24,960.60
Other expenses		164,372.35
Total Operating Expenses		1,249,186.62
Operating Income (Loss)		(20,809.03)
Net Income (Loss)	$	(20,809.03)

See Accountant's Audit Report

GWM Group, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended October 31, 2010	
Beginning of Period	$	94,927.77
Plus: Net Income	$	(20,809.03)
Less: Dividends Paid		0.00
Less: Other Adjustments		(0.92)
Plus: Prior Period Adjustment		20,000.00
RETAINED EARNINGS END OF PERIOD	$	94,117.82

See Accountant's Audit Report

GWM Group, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended October 31, 2010

		2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(20,809.03)
Prior Period Adjustment	$	20,000.00
Other Adjustment	$	(0.30)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		97,093.24
Accrued Liabilities		0.00
Total Adjustments		117,092.94
Net Cash Provided By (Used in) Operating Activities		96,283.91
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		96,283.91
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		258,320.45
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	354,604.36

GWM GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2010

	Common Stock		Paid-in Capital		Retained Earnings	Treasury Stock - Common		Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Shares	Amount	Amount
Balance at November 1, 2009	665	$ 665	665	$ 106,191	$ 94,927	12,962	$ (12,962)	$ 188,821
Net Income	-	-	-	-	(20,809)	-	-	(20,809)
Prior Perod Adjustments					20,000			20,000
Capital Transactions	-	-	-		-	-	-	-
Balance at October 31, 2010	665	$ 665	665	$ 106,191	$ 94,118	12,962	$ (12,962)	$ 188,012

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2010

1. **Organization and Summary of Significant Accounting Policies**

(a) **Nature of Operations**

The Company was incorporated on February 2. 1997 to conduct business as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company does not maintain discretionary accounts for its customers.

Securities transactions (and related commission revenues and expenses) are recorded on a settlement-date basis.

(b) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed certain limits.

(c) **Accounts Receivable and Interactive Brokers**

Accounts receivable included amounts due from NFS and Interactive Brokers; the entire amount was considered fully collectible; therefore, it was not considered necessary to carry an amount for allowance for doubtful accounts.

(d) **Income Taxes**

The Company provides for federal income taxes currently payable, and significant deferred income taxes resulting from temporary differences between the carrying value of assets and liabilities for financial reporting and Federal income tax reporting purposes.

(e) **Cash Flows**

For purposes of the statement of cash flows. cash includes cash and cash equivalents.

(f) **Common Stock**

The Company is authorized to issue 1,000,000 common shares of $1 par value stock, of which 1,000 shares are issued. and 665 shares are outstanding.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2010

(1) **Organization and Summary of Significant Accounting Policies (Continued)**

(g) **Use of estimates**

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions, and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) **Concentration of Credit Risk**

Concentrations of credit risk consist of cash. The Company maintains cash balances at quality financial institutions and limits the amount of exposure at any one financial institution.

(2) **Income Taxes**

There is no provision of any income tax expense or benefit, or any income taxes receivable or payable or deferred tax accounts in the accompanying financial statements due to the insignificant amounts relating to such accounts.

(3) **Possession or Control Requirements**

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Securities and Exchange Commission Rule 15c3-3 (K)(2)(ii) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(4) **Subordinated Liabilities**

There are no liabilities which were subordinated to the claims of general creditors as of October 31, 2010, or at any time during the year ended October 31, 2010.

(5) **Advertising**

The Company expenses advertising costs for the year as they are incurred. Advertising expenses for the year ended October 31, 2010 was $40,600.

(6) **Leasing Arrangements**

The company has an arrangement with Global X Management whereby services of an employee is exchanged for office space, utilities, communications and other related services.

GWM Group, Inc.
Notes to the Financial Statements
For the Year Ended October 31, 2010

(7) Accounts Payable

Accounts payable includes trade payable, payroll taxes payable and commissions payable.

(8) Related Party

The entity paid $40,600 to Shereen Marketing. The owner of Shereen Marketing is the spouse of the owner of GWM Group, Inc. The amount paid was for marketing services provided to the corporation.

(9) Prior Period Adjustment

A prior period adjustment of $20,000 was recorded due to an expense item of the prior year that did not clear the bank; and, as a result, was written-off of as an expense during the current year.

(10) Concentrations

The Company specializes in sales of debt and equity securities.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended October 31, 2010

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2010

Computation of Net Capital

Total stockholder's equity:		$188,012
Nonallowable assets:		
Other		0
Less:		
Other Securities Haircuts	21,473	
Undue Concentration Charges	3,711	25,184
Net allowable capital		162,827

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 11,112
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 11,112
Excess net capital	$ 151,715

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$166,592
Percentage of aggregate indebtedness to net capital	102.31%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of October 31, 2010

Net Capital per audited report	$162,827
Net Capital per FOCUS IIA	157,486
Reconciliation	
Increase (Decrease) in Nonallowable Assets	(0)
Decrease (Increase) in Concentration Charges	5,750
Increase in Liabilities	(409)
Total Adjustments	5,341
Reconciled Net Capital	$ 162,827
Difference	$ 0

GWM Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended October 31, 2010

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firms are National Financial Services and Interactive Brokers.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at November 1, 2009	$ -
Additions	-
Reductions	-
Balance of such claims at October 31, 2010	$ -

REPORT ON INTERNAL CONTROL

For the year Ended October 31, 2010

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

December 23, 2010

Board of Directors
GWM Group, Inc.
410 Park Avenue Suite 410
New York, NY 10022

In planning and performing my audit of the financial statements and supplemental schedules of GWM Group, Inc. for the year ended October 31, 2010, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC"s above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from authorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at October 31, 2010, to meet the SEC's objectives.

This report in intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended October 31, 2010

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI. 48075

December 23, 2010

To the Board of Directors of GWM Group, Inc.
410 Park Avenue 4th Floor
New York, NY 10022

GWM Group, Inc., is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC 6 & 7 to the Securities Investor Protection Corporation (SIPC) for the periods through October 31, 2010, which were agreed to by GWM Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating GWM Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 6 & 7. GWM Group, Inc.'s management is responsible for GWM Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries. There were no payments made with either Form SIPC 6 or SIPC 7 for the relative year.

2. Compared audited Total Revenue for the period of November 01, 2009 through the October 31, 2010 (fiscal year-end) with the amounts reported on Forms SIPC 6 & 7 noting the following reconciliation differences and the annual audit:

	MID-YEAR SIPC 6	YEAR-END SIPC 7	YEAR-END AUDIT	DIFFERENCE
Total Revenue	$ 434,773.00	$ 1,228,377.00	$ 1,228,376.97	$ 0.03
Additions				
Net Loss from Securities Investment Account	$ 6,240.00	$ 3,460.00	$ 3,460.00	$ -
Total Additions	$ 6,240.00	$ 3,460.00	$ 3,460.00	$ -
Deductions				
Investment Companies	$	$ 16,058.00	$ 16,057.79	$ 0.21
Clearing Costs	$ 74,797.00	$ 132,936.00	$ 132,935.76	$ 0.24
Gains in Investment Accounts	$ 4,380.00	$ -	$ -	

Interest Expense		$ -	$ 24,961.00	$ 24,960.60	$ 0.40
Total Deductions		$ 79,177.00	$ 173,954.00	$ 173,954.15	$ (0.15)
SIPC Net Operating Revenues		$ 361,836.00	$ 1,057,883.00	$ 1,057,882.82	$ 0.18
General Assessment	0.0025	$ 904.59	$ 2,644.71	$ 2,644.71	$ 0.00
SIPC Payments		$ -	$ -	$ -	
Balance Due (Overpayment)		**$ 904.59**	**$ 2,644.71**	**$ 2,644.71**	$ 0.00

3. Compared any adjustments reported Form SIPC 6 & 7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 6 & 7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 6 & 7 on which it was originally computed. According to our findings, GWM Group Inc. made no payment for the relative reporting period.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,
Edward Richardson Jr. CPA
Edward Richardson Jr., CPA

GWM Group, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended October 31, 2010
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control
and
Supplemental SIPC Report

October 31, 2010

GWM GROUP, INC.
October 31, 2010

Contents